

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

<u>Via E-mail</u>
Mr. Garo Armen
Chief Executive Officer and Chairman of the Board
Agenus Inc.
3 Forbes Road
Lexington, MA 02421

> **Re:** **Agenus Inc.**
> **Preliminary Proxy Statement on Form PRE14A**
> **Filed February 27, 2014**
> **File No. 000-29089**

Dear Mr. Armen:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Preliminary Proxy Statement on Form PRE14A</u>

1. Please disclose whether you currently have, or do not have, any plans to issue any of the authorized but unissued shares that would be available as a result of the approval of the amendment to your Amended and Restated Certificate of Incorporation to increase the number of shares of common stock authorized for issuance from 70 million to 140 million. Your current disclosure indicates that you will use the additional authorized but unissued shares to satisfy certain equity awards, and for general business and financial purposes. Your amended disclosure should describe any specific plans that may fall under the category of general business and financial purposes, such as any current agreements or commitments for the issuance of these shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin at (202) 551-3239 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Gerald Quirk
        Choate, Hall & Stewart LLP
        Two International Place
        Boston, MA 02110